SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: Sixth Street Dynamic Alternatives Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

2100 McKinney Avenue, Suite 1500

Dallas, TX 75201

Telephone Number (including area code): (469) 621-3001

Name and address of agent for service of process:

Joshua Eric Peck

2100 McKinney Avenue, Suite 1500

Dallas, TX 75201

With copies of Notices and Communications to:

Jonathan H. Gaines, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of San Francisco in the State of California on the 19th day of December 2025.

SIXTH STREET DYNAMIC ALTERNATIVES FUND

By:	/s/ Joshua Peck
Name:	Joshua Peck
Title:	Trustee

Attest:	/s/ Jennifer Gordon
Name:	Jennifer Gordon

[Signature Page to Form N-8A]